Exhibit 99.1

FENNEC PROVIDES BUSINESS UPDATE AND REPORTS THIRD QUARTER 2017 RESULTS

•      During the third quarter, the Company announced positive results from its Phase 3 SIOPEL 6 Study

•      Study met primary endpoint (p=0.0033) indicating a significant reduction in cisplatin induced hearing loss without any evidence of tumor protection in patients with Standard Risk Hepatoblastoma (SR-HB)

•      Company plans to pursue regulatory approvals with FDA and EU in 2018

•      Cash position of approximately $10 million allows financial flexibility to pursue regulatory submissions

Research Triangle Park, NC, November 13, 2017 – Fennec Pharmaceuticals Inc. (NASDAQ: FENC TSX: FRX,), a specialty pharmaceutical company focused on the development of PEDMARKTM (a unique formulation of sodium thiosulfate (STS)) for the prevention of platinum-induced ototoxicity in pediatric patients, today reported its financial results for the third quarter ended September 30, 2017.

“The positive results from SIOPEL 6 announced in October represent a significant step in establishing a new paradigm in pediatric oncology with the potential to benefit the lives of patients and their families," stated Rosty Raykov, CEO of Fennec. "We remain focused on the steps necessary to complete the regulatory filings in both the US and Europe for approval."

SIOPEL 6 Study

•	SIOPEL 6 study met its primary endpoint demonstrating that the addition of STS significantly reduces the incidence of cisplatin-induced hearing loss without any evidence of tumor protection.
•	Among the 99 evaluable patients in SIOPEL 6, hearing loss occurred in 30/45=67% treated with Cisplatin (Cis) alone and in 20/54=37.0% treated with Cis+STS, corresponding to a relative risk of 0.56(P=0.0033).
•	Fennec plans to pursue regulatory approval for PEDMARKTM based on the data from the SIOPEL 6 study along with the proof of principle data from COG ACCL0431.
•	STS has received Orphan Drug Designation in the US in this setting and plans to pursue European Market Exclusivity for Pediatric Use upon approval.

Upcoming Investor Events:

•	2017 Jefferies London Healthcare Conference - Rosty Raykov, CEO of Fennec, will provide an overview of the Company's business on Thursday, November 16 at 4:40 pm GMT at the 2017 Jefferies London Healthcare Conference. The Fennec presentation will be webcast live and can be accessed by visiting the investors relations sections of the Company’s website at http://fennecpharma.com/investors/presentations-events/ . A replay of the presentation will also be available and archived on the site for ninety days.

Third Quarter Financial Results

The selected financial data presented below is derived from our unaudited condensed consolidated financial statements which were prepared in accordance with U.S. generally accepted accounting principles. The complete interim unaudited consolidated financial statements for the period ended September 30, 2017 and management's discussion and analysis of financial condition and results of operations will be available via www.sec.gov and www.sedar.com. All values are presented in thousands unless otherwise noted.

Interim Unaudited Condensed Statement of Operations

(U.S. Dollars in thousands except per share amounts)

	Three Months Ended		Nine Months Ended
	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016
Revenue	$-	$-	$-	$-
Operating expenses:
Research and development	492	112	1,050	298
General and administrative	1,694	452	3,386	1,427
Loss from operations	(2,186)	(564)	(4,436)	(1,725)
Other:
Unrealized gain on derivatives	(183)	19	(340)	45
Sale of Eniluracil	-	40	-	40
Other loss	1	-	(4)	(12)
Interest income and other	16	3	24	6
Total other, net	(166)	62	(320)	79
Net loss and total comprehensive loss	$(2,352)	$(502)	$(4,756)	$(1,646)
Basic net loss per common share	$(0.15)	$(0.04)	$(0.32)	$(0.13)
Diluted net loss per common share	$(0.15)	$(0.04)	$(0.32)	$(0.13)
Weighted-average number of common shares outstanding, basic	15,740	13,643	14,533	12,469
Weighted-average number of common shares outstanding, diluted	15,740	13,643	14,533	12,469

Total research and development expenses were up by $380 and $752 for the three and nine months ended September 30, 2017, respectively, over the same period in 2016. This increase relates primarily to drug manufacturing activities and preparations for registration batches. General and administrative costs increased over the prior year in the same period primarily due to the issuance of equity based compensation and costs associated with the NASDAQ listing.

Changes in the valuation of derivative liabilities are primarily driven by volatility in the Company’s share price. Since February of 2017, the Company’s share price has increased. This has caused a significant fluctuation in the value of the derivative liabilities on our books. The result has been a $202 and $385 increase in non-cash loss on derivative valuation for the three and nine months ended September 30, 2017, respectively, over the same period in 2016.

Fennec Pharmaceuticals Inc.

Balance Sheets

(U.S. Dollars in thousands)

	September 30, 2017	December 31, 2016
Assets
Cash and cash equivalents	$9,688	$3,926
Other current assets	200	46
Total Assets	$9,888	$3,972

Liabilities and stockholders’ equity
Current liabilities	$657	$369
Derivative liabilities	373	33
Total stockholders’ equity	8,858	3,570
Total liabilities and stockholders’ equity	$9,888	$3,972

At September 30, 2017, the Company had working capital balance totaling approximately $9.2 million compared to $3.6 million as of December 31, 2016.

Working Capital	Three Months Ended
Selected Asset and Liability Data:	September 30, 2017	December 31, 2016
(U.S. Dollars in thousands)
Cash and cash equivalents	$9,688	$3,926
Other current assets	200	46
Current liabilities excluding derivative liability	(657)	(369)
Working capital	$9,231	$3,603

Selected Equity:
Common stock	$83,062	$74,515
Accumulated deficit	(119,078)	(114,322)
Stockholders’ equity	8,858	3,570

Cash and cash equivalents were $9,688 at September 30, 2017 and $3,926 at December 31, 2016. The increase in cash and cash equivalents between September 30, 2017 and December 31, 2016 is primarily due to cash received from the completion of an equity financing in June 2017 and exercise of various warrants and options. These increases in cash were offset by cash spent on research and development and general and administrative activities. The Company received $7,571 net of issuance costs from the equity financing and $512 from the exercise of options and warrants. The Company issued a total of 2,214 shares as a result of these activities.

Dollar and shares in thousands Selected cash flow data:	Three Months Ended September 30,		Six Months Ended September 30,
	2017	2016	2017	2016
Net cash used in operating activities	(958)	(544)	(2,321)	(1,513)
Net cash provided by investing activities	-	-	-	-
Net cash provided by financing activities	414	-	8,083	5,108
Increase in cash and cash equivalents	(544)	(544)	5,762	3,595

Net cash used in operating activities for the three months ended September 30, 2017 was $958, as compared to $544 during the same period in 2016. This increase in cash outlays relates the preparation of registration including manufacturing of registration batches. Net cash provided by financing activities for the three months ended September 30, 2017 was $414 compared to $0 for the three months ended September 30, 2016. The $414 provided by financing activities, derived from the exercise of 207 options and 21 warrants. For the same three-month period in 2016, there was no cash resulting from financing activities. Total decrease in cash and cash equivalents was $544 for the three months ended September 30, 2017, and for the same period in 2016.

Net cash used in operating activities for the nine months ended September 30, 2017 was $2,321, as compared to $1,513 during the same period in 2016. This increase is due to increased cash outlays incurred from research and development in addition to increased general and administrative costs associated with the Company’s preparation for registration. Net cash provided by financing activities for the nine months ended September 30, 2017 was $8,083 compared to $5,108 for the nine months ended September 30, 2016. The $8,083 includes $7,571 net proceeds from the receipt of equity financing and $481 and $31 in cash representing the exercise of 293 options and 31 warrants, respectively. Total increase in cash and cash equivalents was $5,762 for the nine months ended September 30, 2017 which is an increase of $2,167 over the same period in 2016.

Forward looking statements

Except for historical information described in this press release, all other statements are forward-looking. Forward-looking statements are subject to certain risks and uncertainties inherent in the Company’s business that could cause actual results to vary, including such risks that regulatory and guideline developments may change, scientific data may not be sufficient to meet regulatory standards or receipt of required regulatory clearances or approvals, clinical results may not be replicated in actual patient settings, protection offered by the Company’s patents and patent applications may be challenged, invalidated or circumvented by its competitors, the available market for the Company’s products will not be as large as expected, the Company’s products will not be able to penetrate one or more targeted markets, revenues will not be sufficient to fund further development and clinical studies, the Company may not meet its future capital requirements in different countries and municipalities, the proposed sale to Elion may not be completed and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission including its Annual Report on Form 10-K for the year ended December 31, 2016. Fennec Pharmaceuticals, Inc. disclaims any obligation to update these forward-looking statements except as required by law.

For a more detailed discussion of related risk factors, please refer to our public filings available at www.sec.gov and www.sedar.com.

About PEDMARKTM (Sodium Thiosulfate (STS))

Cisplatin and other platinum compounds are essential chemotherapeutic components for many pediatric malignancies.  Unfortunately, platinum-based therapies cause ototoxicity in many patients, and are particularly harmful to the survivors of pediatric cancer.

In the U.S. and Europe there is estimated that over 7,000 children are diagnosed with low-to-intermediate risk cancers that may receive platinum based chemotherapy.   Low-to-intermediate risk cancers that receive platinum agents may have overall survival rates of greater than 80% further emphasizing the quality of life after treatment. The incidence of hearing loss in these children depends upon the dose and duration of chemotherapy, and many of these children require lifelong hearing aids. There is currently no established preventive agent for this hearing loss and only expensive, technically difficult and sub-optimal cochlear (inner ear) implants have been shown to provide some benefit. Infants and young children at critical stages of development lack speech language development and literacy, and older children and adolescents lack social-emotional development and educational achievement.

STS has been studied by cooperative groups in two Phase 3 clinical studies of survival and reduction of ototoxicity, The Clinical Oncology Group Protocol ACCL0431 and SIOPEL 6. Both studies are closed to recruitment. The COG ACCL0431 protocol enrolled one of five childhood cancers typically treated with intensive cisplatin therapy for localized and disseminated disease, including newly diagnosed hepatoblastoma, germ cell tumor, osteosarcoma, neuroblastoma, and medulloblastoma.  SIOPEL 6 enrolled only hepatoblastoma patients with localized tumors.

About Fennec Pharmaceuticals

Fennec Pharmaceuticals, Inc., is a specialty pharmaceutical company focused on the development of PEDMARKTM for the prevention of platinum-induced ototoxicity in pediatric patients. STS has received Orphan Drug Designation in the US in this setting. For more information, please visit www.fennecpharma.com.

For further information, please contact:

Rosty Raykov

Chief Executive Officer

Fennec Pharmaceuticals Inc.

T: (919) 636-5144